metabolic

RECEIVED

2007 NOV 15 A 4:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 November, 2007

Best Available Copy

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

07028024

PROCESSED

NOV 1 9 2007

THOMSON FINANCIAL

EXPRESS POST

Dear Sir/Madam,

SUPPL

Re: **Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)** submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	To:	Title	No of Pages
15 October 2007	ASX	Neural Regeneration Peptides update	4
19 October 2007	ASX	Quarterly Investor Update	5
31 October 2007	ASX	Appendix 3B	8
31 October 2007	ASX	Change in Substantial Shareholding	4
31 October 2007	ASIC	Form 484	7
2 November 2007	ASX	2007 AGM – Presentations and Chairmans Address	35
2 November 2007	ASX	Results of AGM	2

Yours faithfully,
Metabolic Pharmaceuticals Limited

B Shave

Belinda Shave
Financial Controller & Company Secretary

dlw 11/16

(MPSEC2-11-07.doc)

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

File No. 82-34880

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	15-Oct-2007
Time	09:44:53
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Neural Regeneration Peptides (NRP) update - new animal data

neuren

pharmaceuticals

ASX code: NEU

ASX Announcement

metabolic

ASX code: MBP

NRP drug effective in animal models of motor neuron disease and peripheral neuropathy

- *Neural Regeneration Peptides* (*NRPs*) are a class of peptides which potentially protect and regenerate nervous system tissue
- Possible lead compound identified - *NNZ-4945*
- Results from animal studies indicate that *NRP* candidate *NNZ-4945* has potential to treat motor neuron disease and peripheral neuropathy
- Next steps are to repeat and expand the motor neuron disease animal studies, begin some early standard preclinical safety and pharmacokinetic evaluations on *NNZ-4945* and learn more about the mechanism of action

Melbourne, 15 October 2007. Neuren Pharmaceuticals Limited ("Neuren") and Metabolic Pharmaceuticals Limited ("Metabolic") today announced new animal data from their joint research programme to develop *Neural Regeneration Peptides* (*NRPs*) as a novel treatment for neuropathic and neurodegenerative conditions. *NRPs* are a class of human derived peptides that display a broad range of biological effects important for the protection and regeneration of nervous system tissue. A possible lead drug candidate with the desired physical characteristics has now been identified from preclinical tests. In rodent studies, drug candidate *NNZ-4945* has been shown to prolong the life of mice in a model of motor neuron disease and also to reduce functional impairment in a model of peripheral neuropathy.

NNZ-4945 tested on mice with motor neuron disease

Motor neuron disease (MND), also known as amyotrophic lateral sclerosis (ALS), is a progressive neurodegenerative disease that attacks motor neurons in the brain and spinal cord. Motor neurons are the cells that control skeletal muscle activities such as speaking, walking, swallowing and breathing. When motor neurons can no longer send impulses to the muscles due to MND, the muscles begin to waste away causing increased muscle weakness, and eventually makes it impossible for the brain to control muscles or signal them to move. The life expectancy for patients diagnosed with MND is typically 2-5 years, with the disease proving fatal within 14 months of diagnosis in 50 percent of patients. New treatments are needed for MND as the only available prescription is *riluzole*, a drug that extends life expectancy by only three months.

NRP compound *NNZ-4945* was tested in a mouse model of MND by a US-based laboratory and demonstrated promising efficacy. The longevity of mice with MND was significantly reduced by the progressive loss of motor neurons, with the animals succumbing to the disease 38 days after the first observation of MND symptoms (disease onset). Mice treated daily with doses of *NNZ-4945*, from the day of disease onset, lived significantly longer than mice treated with a placebo, with an average lifespan of 52 days from disease onset, representing a 37 percent increase in life expectancy.

NNZ-4945 tested on mice with peripheral neuropathy

Peripheral neuropathy is a relatively common and disabling condition characterised by nerve damage due to diseases such as diabetes, or as a result of drug treatments, such as chemotherapy. Peripheral neuropathy affects as many as 20 million people in the US alone, with at least 60 percent of all diabetic patients suffering neuropathic symptoms. Currently the approved drugs for the treatment of peripheral neuropathy, which have combined sales in excess of US$2 billion a year, provide only symptomatic relief for pain and do not treat or prevent the underlying disease process. Health care costs associated with this condition are estimated to exceed US$11 billion a year.

In studies of peripheral neuropathy, very low doses of *NNZ-4945* administered to rats significantly reduces the development of a neuropathic impairment that is evident in a test of motor function in non-drug treated controls. *NNZ-4945* has been shown in other *in-vitro* tests to prevent neuronal cells from dying as a result of various stress conditions, suggesting that the compound prevents neuropathic impairments by protecting the sensory nerves that are impaired in the neuropathy model.

Dr Mike Bickerdike, Head of Preclinical Development for Neuren, said, "the efficacy data generated with *NNZ-4945* in these two disease models is an exciting development, particularly given the urgent need for new therapies to treat these conditions".

Next steps in development

Neuren and Metabolic agreed to jointly develop the *NRP* project in March 2005 with all intellectual property and commercial outcomes to be equally shared. Prior to initiating formal preclinical studies, the next steps in this collaboration include expanding the protocols in the mouse models, and learning more about the mechanism of action of the compound. The objective of future preclinical studies will be to investigate the safety and pharmacokinetics of a *NRP* lead compound as a prelude to clinical trials. Batches of the lead compound are expected to be manufactured in quantities sufficient for preclinical testing in 2008.

For further information, contact:

David Clarke, CEO
Neuren Pharmaceuticals Limited
dclarke@neurenpharma.com
T: 1 800 259 181 (Australia)
T: +64 9 529 39402 (NZ)

Diana Attana, Assistant Company Secretary/IRO
Metabolic Pharmaceuticals Limited
diana.attana@metabolic.com.au
T: +61 3 9860 5700

About Neuren

Neuren Pharmaceuticals (ASX: NEU) is a biotechnology company developing novel therapeutics in the fields of neurotherapy and metabolic disorders. The Neuren portfolio consists of six product families, targeting markets with large unmet needs and limited competition. Neuren has two lead candidates, Glypromate®, Motiva™, NNZ-2566, and NNZ-2591 targeting a range of acute and chronic neurological conditions. Neuren has commercial and development partnerships, including the US Army's Walter Reed Army Institute of Research and Metabolic Pharmaceuticals. For more information, please visit Neuren's website at www.neurenpharma.com.

About Metabolic

Metabolic Pharmaceuticals Limited (ASX: MBP, NASDAQ OTC: MBLPY) is a Melbourne based, ASX listed biotechnology company with 300 million shares on issue. Metabolic's focus is to take drug candidates through research, formal preclinical and clinical development. The Company's lead project is the development of a platform for the oral delivery of existing injectable peptide drugs. This platform has the potential to generate multiple internal projects as well as a variety of licensing opportunities. For more information, please visit Metabolic's website at www.metabolic.com.au.

Appendix

Scientific data – efficacy of NNZ-4945 in a model of motor neuron disease

	Treatment Start	Day of Mortality
Vehicle Control	91.9	129.9
NNZ-4945 (0.04 mg/kg)	92.9	144.9 *

Study Design: SOD1^{G93A} transgenic mutant mice develop motor neurone disease at approximately day 90 of life. Each mouse was treated daily from the day of onset of disease symptoms with either vehicle control (n=8) or *NNZ-4945* at the dose shown (n=7). The mortality of the mice was recorded. *NNZ-4945* treated mice lived significantly longer than the control-treated counterparts, * $p < 0.05$.

File No. 82-34880

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	19-Oct-2007
Time	08:44:12
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Quarterly Investor Update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

QUARTERLY INVESTOR UPDATE

NUMBER 19, 19 OCTOBER 2007

metabolic

Key features

- **Progress on *Oral Peptide Delivery Platform***
- **Programme for neuropathic pain discontinued**
- **Board changes, 2007 Annual Report and Annual General Meeting**

CEO OVERVIEW FROM DR ROLAND SCOLLAY

Welcome to our *Quarterly Investor Update* covering news from the third quarter of 2007. There have been considerable changes to Metabolic's activities over the last quarter. Most significantly, the Company discontinued its clinical programme for neuropathic pain, following the assessment of new data regarding the probable human receptor target for *ACV1*. This was a major setback for the Company and has led to an extensive reduction in staff (by around two-thirds) and a redirection of resources to our *Oral Peptide Delivery Platform* and development of possible new therapeutics programmes generated from this platform.

Although we have been working on the oral delivery concept since 2003, we have made significant progress with it over recent months. Metabolic is seeking to create oral versions of peptide drugs so that they can be swallowed rather than injected. Thus far, we have established proof-of-concept of this technology in rodent studies, and Metabolic's scientists have continued to use the technology to create oral versions of various peptide drugs, with insulin being the most advanced at this stage. Recent rodent studies have presented encouraging results which are discussed in more detail throughout this update.

Apart from progressing the oral version of insulin as quickly as possible, our strategy is to:

- develop our knowledge of the *Oral Peptide Delivery Platform* and expand the range of drugs to which it could be applied;
- out-license our osteoporosis programme;
- continue early stage research for the *NRP* programme through our collaboration with Neuren; and
- seek new projects to add to the pipeline.

Furthermore, we will consider joint ventures, collaborations and M&A activity as a means of corporate growth and pipeline expansion.

Board Changes

Several Board changes have occurred during the last quarter, including the resignation of Dr Arthur Emmett, Metabolic's Chairman until 4 April 2007 and Dr Chris Belyea, an Executive Director. Achieving the appropriate composition of skills and experience on the Board is a key priority for Metabolic and our search for suitably qualified Directors is ongoing.

2007 Annual General Meeting & Annual Report

The Company's Annual General Meeting (AGM) will be held at 10am on 2 November 2007. All details are provided in the Notice of AGM which has been sent to shareholders. The 2007 Annual Report has been released and an interactive version is available at www.metabolic.com.au.

Upcoming Research in 2008

- Rodent and larger animal studies exploring new oral versions of peptide drugs created using Metabolic's *Oral Peptide Delivery Platform*.
- Results of ongoing animal studies exploring *AOD9604* for osteoporosis, along with some additional preclinical studies, to complete the partnering data package.
- Ongoing preclinical studies on *NRP's*.

Metabolic is in a sound financial position. With around $18 million in cash reserves as at 17 October 2007, Metabolic has more than sufficient funds to progress therapeutic projects coming from the *Oral Peptide Delivery Platform* through to the next stage of development.

Dr Scollay has been CEO of Metabolic since February 2005 and served as a non-executive Director from November 2002.

PROJECTS

Metabolic's lead project is the development of a platform that may be used to create new oral versions of peptide drugs that currently need to be injected so that they are effective when swallowed

ORAL PEPTIDE DELIVERY PLATFORM

Metabolic is developing a technology that may be used to create oral versions of peptide drugs that are currently only available by injection. Most peptide drugs are only effective when injected as they do not effectively survive gastric or intestinal digestion and/or are poorly absorbed when swallowed. The Metabolic technology has potential to create new, oral versions of a variety of peptide drugs which need to be injected, which may give rise to a variety of therapeutic development projects.

The Company established proof-of-concept for the *Oral Peptide Delivery Platform* in late 2006 using a modified oral version of *ACV1*, a peptide drug that Metabolic had been developing for the treatment of neuropathic pain. Whilst the clinical programme for *ACV1* has been subsequently closed, the drug is effective in rat models of neuropathic pain and this remains a good model for testing the applicability of the platform. Metabolic used the *Oral Peptide Delivery Platform* to create an oral version of *ACV1* which, in rodent studies, demonstrated oral availability well in excess of 30 percent, based on dose responses in pharmacodynamic, or efficacy, readouts.

NRPs have been tested in rodent models of motor neurone disease and peripheral neuropathy

NEURAL REGENERATION PEPTIDES (NRPs)

Metabolic has been working for some time, in collaboration with Neuren Pharmaceuticals Limited, to develop a group of molecules known collectively as the *NRPs*. From these small peptide drugs, a possible lead drug candidate with the desired physical characteristics has now been identified from preclinical tests. Results from animal studies indicate that NRP candidate *NNZ-4945* has potential to treat motor neuron disease and peripheral neuropathy.

Recent studies in a rodent model of motor neurone disease (MND – also known as ALS) using *NNZ-4945* have shown that the drug extended the life expectancy of mice with this disease by 37 percent from the time of disease onset. There are currently very few treatment options for this almost uniformly fatal neurodegenerative disease. Additional animal studies are planned to further test the potential of *NRPs* for this indication and to select the best individual drug candidate among the group of peptides in this class of compounds.

Further, in studies of peripheral neuropathy, very low doses of *NNZ-4945* administered to rats significantly reduces the development of neuropathic impairment that is evident in a test of motor function in non-drug treated controls. In other *in-vitro* tests, *NNZ-4945* has been shown to prevent neuronal cells from dying as a result of various stress conditions, suggesting that the compound prevents neuropathic impairments by protecting the sensory nerves that are impaired in the neuropathy model. Further detail in the ASX Announcement released on 15 October 2007 is available at www.metabolic.com.au.

CORPORATE

Resignation of Dr Arthur Emmett & Dr Chris Belyea

BOARD AND STAFF CHANGES

Dr Arthur Emmett, Non-executive Director and former Chairman and Dr Chris Belyea, Chief Scientific Officer, resigned as Directors of Metabolic on 28 August and 30 August 2007 respectively.

The Board extends its gratitude to Dr Emmett and Dr Belyea for their contributions to the Company. Dr Belyea will continue to contribute to the development of the Company's projects on a consultative basis, alongside a team of independent experts. Metabolic is conscious of ensuring the appropriate skill set for leadership, and will continue to search for Director candidates with appropriate research, drug development and commercial backgrounds.

Following the closure of the *ACV1* programme, other staff changes have been implemented, resulting in reductions in both corporate and laboratory staff. In early 2007, Metabolic had around 23 full-time equivalent staff. That number is now reduced to eight, of whom about one half is research staff. Accordingly, the Company's research activities have been restructured with increased use of external consultants and advisors.

Interactive version of the Annual Report is available via the Company's website

2007 ANNUAL REPORT

Metabolic's 2007 Annual Report has been released and hard copies have been sent to shareholders who specifically requested one. An interactive version of the 2007 Annual Report has been made publicly available. The report has been optimised for online use and includes tools for viewing, printing, emailing, and text search, and can be accessed via http://metabolic0701.interactiveinvestor.com.au/.

2007 ANNUAL GENERAL MEETING ON 2 NOVEMBER 2007

The Company's Annual General Meeting (AGM) will be held at 10am on Friday 2 November, 2007 in the Computershare Conference Centre in Abbotsford. A notice of AGM and proxy form has been sent to shareholders. The resolutions to be voted on are a non-binding vote on the Company's 2007 Remuneration Report, the election of Directors Mr Rob Stewart and Mr Don Clarke, and ratification of the share issue made on 7 December 2006. There will also be presentations by the Chairman and the CEO. If you wish to attend the AGM as a shareholder or visitor, please contact Metabolic on +61 3 9860 5700.

Neuropathic pain programme has been discontinued based on new *in vitro* data

NEUROPATHIC PAIN PROGRAMME DISCONTINUED

In September 2006, Metabolic commenced a Phase 2A programme to investigate the safety and tolerability of *ACV1* in patients with various neuropathic pain conditions. Shortly after commencing the first trial in this programme (for sciatic neuropathic pain) the Company received valuable additional information about how this drug works to relieve pain. A group of leading academic researchers in the US, working independently of Metabolic, identified the exact subtype of receptor (drug target) in rodents that *ACV1* blocks, the α9α10 nicotinic acetylcholine receptor (nAChR). Based on this important new information Metabolic commissioned the same US-based scientists, leaders in the world in this field of research, to do further laboratory studies to learn more about the human form of the α9α10 nAChR.

Understanding which biochemical target a drug acts upon is a key element in clinical development and drug commercialisation. The aim of conducting these further *in vitro* (laboratory) studies was to look at the equivalent human receptor, that is, examine the effects of *ACV1* on the human form of the α9α10 nAChR, and to gain information to help determine the best dose to be used in future clinical trials. The unexpected results of these *in vitro* studies indicated that *ACV1* is dramatically less able to block the human α9α10 nAChR than it is to block the equivalent rodent receptors. The lower ability of *ACV1* to block the human α9α10 nAChR means that much larger doses of *ACV1* than the dose used in clinical trials would be necessary to see effects in humans. Doses at the required level are unlikely to be feasible as the drug would be impractical to administer and the cost of goods would be too high. As a result, the Company determined that this clinical programme was no longer tenable.

The *in vitro* data were unforeseen as there is often similar activity of drug candidates across human and rodent receptors

The results of the *in vitro* studies were unforeseen as there is often similar activity of drug candidates across human and rodent receptors. At the time of receiving this *in vitro* data, Metabolic was in the midst of evaluating data from its first Phase 2A trial of *ACV1*, in patients with sciatic neuropathic pain. Whilst the results of that trial indicated that the drug has an acceptable safety and tolerability profile, there was no evidence of efficacy when compared to placebo. Under the circumstances, the clinical trial results, combined with the receptor data, led to closure of the programme. The outcomes of the completed Phase 2A trial can be summarised as follows:

The first of two Phase 2A trials completed

- ***Safety and tolerability***: there were no major drug-related safety or tolerability issues identified.
- ***Efficacy***: there were significant reductions in pain scores for both placebo and treated groups, but no significant difference between treated and placebo groups.
- ***Pharmacokinetics***: the pharmacokinetic profile of *ACV1* following subcutaneous injection in patients with sciatic neuropathic pain was similar to that established in healthy volunteers in our previous Phase 1 study. The plasma pharmacokinetic parameters showed similarity between doses on Day 1 and Day 7 and there was no evidence of a multiple dosing effect. The mean half-life of *ACV1* was around 2 hours and the peak plasma concentration of *ACV1* was reached 1.5 – 2 hours after injection.

The discontinuation of this project demonstrates the risk involved in drug development, where clinical trials progress while new or additional data is gathered in parallel studies. Metabolic is clearly disappointed by this outcome, both for shareholders who were affected by the share market's response to this setback, and also for patients suffering debilitating neuropathic pain which is not relieved by the limited medications currently available.

Metabolic is developing *AOD9604* for the potential prevention and / or treatment of osteoporosis

OSTEOPOROSIS

AOD9604 is a peptide fragment of human Growth Hormone and was previously being developed for obesity. Whilst the obesity programme has been discontinued, Metabolic has known for some time that *AOD9604* also has potential to prevent and / or treat osteoporosis, a devastating disease which causes bone loss in a large proportion of elderly people. Even though current treatment options are quite limited, around US$7 billion a year is spent worldwide on prescription drugs for osteoporosis.

The activity of *AOD9604* on bone is quite separate from its activity in obesity. The possibility of its role in osteoporosis is based on the known effects of the parent molecule, human Growth Hormone, on human bone, as well as experimental *in vitro* data and from rat studies with *AOD9604*. These data point to a possible role for *AOD9604* as a drug to treat or prevent human osteoporosis. Additionally, Metabolic benefits from the knowledge gained in previous obesity trials, particularly as AOD9604 has been tested in almost 1,000 subjects with no safety or tolerability issues reported. Should the drug progress to human osteoporosis trials, Phase 1 safety studies may not be required, in which case the drug would go directly to Phase 2.

Further animal studies are ongoing and a data package is being prepared for potential partners

Metabolic is finalising a data package in preparation for seeking a strategic partner to work with in the development of this drug for this new indication. Metabolic does not intend to develop the osteoporosis programme independently. The data package will be extensive and will include new animal data from commissioned rat studies currently in progress as well as ongoing preclinical work. The objective of the current rat studies is to determine the optimum dose of *AOD9604* for bone effects, and whether the drug is effective in the treatment of osteoporosis as well as prevention. Whilst the process of partnering can take a long time, there is a strong demand for novel, safe treatments for this disease.

ORAL PEPTIDE DELIVERY PLATFORM (CONTINUED)

In its original form, *ACV1* had to be administered by subcutaneous injection as it was only two percent orally available. The oral availability of a drug refers to the magnitude of the effect at the target site in the body (pharmacodynamics) after the drug is swallowed, or that can be measured in the blood (pharmacokinetics) after oral administration, when compared to the injected drug. Thirty percent is medically and commercially significant, given that an oral drug is safer, much more convenient and potentially cheaper to deliver (no plastics and disposables) than its injected counterpart. The reduction in "availability" from 100 percent for an injected drug to 20 or 30 percent for the oral form may well be more than offset by the advantages of the oral delivery route.

Results from rodent studies indicate that Metabolic's oral version of insulin has oral availability of 10-20 percent

Metabolic has used the *Oral Peptide Delivery Platform* to create oral versions of other peptide drugs, including insulin. Results from mouse studies indicate oral availability of Metabolic's various modified versions of insulin ranging between 10-20 percent, with a high level of consistency between animals. This level of oral availability is very encouraging, as scientific literature and analyst commentary suggest that for insulin, reliable oral availability levels of 10 percent or more would be commercially viable. In its unmodified form, insulin is no more than about one percent orally available. Metabolic is undertaking further studies with its modified versions of insulin to achieve a more accurate measure of the oral availability under different conditions, and to see if further improvements can be made or are needed.

Detailed data from the above mentioned rodent studies are available on www.metabolic.com.au or by contacting Metabolic directly on +61 3 9860 5700.

Independent assessment and risk profile

Metabolic's *Oral Peptide Delivery Platform* has been assessed independently by a number of experts in life-sciences, most recently by biotechnology consultant, Professor Ashley Dunn. Professor Dunn advised that based on his technical review of the data on the platform, studies are being conducted appropriately and there is significant potential value in the technology.

This project is still at the preclinical level and so has a fairly high element of risk. Confirmation of the results in a higher species of animals and then in humans remains to be achieved. If the oral delivery can be demonstrated to apply in humans, development of oral versions of known drugs should be of lower risk as the efficacy and safety profiles are known. Therefore, when using this technology with existing peptide drugs, risk may be significantly reduced once Phase 1 studies have been successfully completed. With novel drugs, high levels of risk remain throughout the clinical trial process. Despite the inherent risk in any drug development project, the Metabolic Board has resolved to take this project to the next stage, as the potential for value if the project is successful is very high whilst the short-term investment cost is relatively low.

Next steps

Next steps include testing in larger animal species, and exploring additional peptide drugs for modification

The immediate next steps for development of the *Oral Peptide Delivery Platform* are:

- to confirm results in higher species of animals (all data thus far has been obtained from studies with rats or mice);
- to learn how broadly it applies to other peptide drugs; and
- to gain further understanding of how these modified peptides are transported in the body (for example, by measuring blood levels).

As the platform is currently at the preclinical stage, no drug candidates are expected to be ready for clinical trials for at least two years. However, clear proof-of-concept with some of these drugs could lead to licensing or partnering opportunities much sooner. This project is currently the key research priority for Metabolic and accordingly the majority of Metabolic's research activities will be dedicated to developing this platform in the medium-term.

Metabolic will consider different business models to maximise the potential of this technology. The Company will seek to develop and then out-license its own proprietary oral versions of drugs that are currently on the market; license the technology to other companies with patented drugs; or work collaboratively with other companies who own or are developing injectable peptide drugs. To the end of this financial year Metabolic will commit around A$2 million to determine whether this platform can be taken to the next stage of development. There are several key milestones during the coming year, which if reached, will clarify the appropriate levels of investment going forward.

The market for protein and peptide drugs

The market for protein and peptide drugs in 2005 was around US$57 billion

There are 600-700 injectable peptide drugs on the market or in development, including very commercially valuable drugs such as insulin. These drugs would be more convenient and potentially more profitable if they were effective when swallowed. In 2005, the total global market for protein and peptide drugs was estimated to be US$57 billion. The combined sales of various insulin drugs amounted to US$7.3 billion, with industry analysts forecasting an increase to US$13.6 billion by 2010. The vast majority of these drugs, including insulin, need to be injected.

File No. 82-34880

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	31-Oct-2007
Time	11:23:44
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED
ABN 96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(a) Ordinary Shares (ASX Code: MBP). (b) Ordinary Shares (ASX Code: MBP). (c) Not applicable. (d) Not applicable. (e) Not applicable.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 100,832 Ordinary Shares (ASX Code: MBP). (b) 180,841 Ordinary Shares (ASX Code: MBP). (c) Not applicable. (d) Not applicable. (e) Not applicable.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(a) 100,832 Ordinary Shares (ASX Code: MBP) issued on exercise of 100,832 MBPAA unquoted employee Performance Rights. (b) 180,841 Ordinary Shares (ASX Code: MBP) issued on exercise of 180,841 MBPAB unquoted employee Performance Rights. (c) Forfeiture of 156,181 unquoted employee Performance Rights (ASX Code: MBPAA) (d) Forfeiture of 390,447 unquoted employee Performance Rights (ASX Code: MBPAB). (e) Forfeiture of 450,000 unquoted employee Options (ASX Code: MBPAQ).

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(a) Exercise of unquoted employee Performance Rights (ASX Code: MBPAA). (b) Exercise of unquoted employee Performance Rights (ASX Code: MBPAB). (c) Not applicable. (d) Not applicable. (e) Not applicable.
7	Dates of changes to the share register	30 October 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	300,977,814	MBP

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	363,915 651,068 1,829,900 183,333	MBPAA MBPAB MBPAQ MBPAU

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [✓] The Ordinary Shares described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends; securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now: Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: BShave (Company secretary) Date: 31 October, 2007

Print name: BELINDA SHAVE

== == == == ==

+ See chapter 19 for defined terms.

File No. 82-34880

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	31-Oct-2007
Time	14:46:19
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding

Form 604
Corporations Act 2001
Section 671B

Notice of change of interests of substantial shareholder

To: **Metabolic Pharmaceuticals Limited**
ABN: 96 083 866 862

1. **Details of Substantial Holder (1)**

Niako Investments Pty Ltd
ACN 091 529 341

There was a change in the interests of the substantial holder on: 31 October 2007
The previous notice was given to the company on: 16 August 2007
The previous notice was dated: 16 August 2007

2. **Previous and present voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities 4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	17,281,781	5.75%	16,781,781	5.58%

3. **Changes in relevant interests**

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
26/10/07	Niako Invetsments Pty Ltd	On-market disposal	$0.0592	500,000 Ordinary shares	500,000

4. **Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Niako Investments Pty Ltd	Niako Investments Pty Ltd	Niako Investments Pty Ltd	Holder	16,781,781 Ordinary shares	16,781,781

5. **Changes in association**

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
Niako Investments Pty Ltd	Unit 1, 1570-1572 Centre Road, Springvale, Victoria, 3171

Signature

Print name: Mark Riccioni
Capacity: Secretary
Niako Investments Pty Ltd

Sign here: ....

Date: 31 October 2007

RECEIVED

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Company name
Metabolic Pharmaceuticals Limited

Refer to guide for information about corporate key

~~ACN~~/ABN
96 083 866 862

Corporate key
45948327

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Metabolic Pharmaceuticals Limited

ASIC registered agent number (if applicable)

Telephone number
9860 5700

Postal address
Level 3, 509 St Kilda Road
Melbourne VIC 3004

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Belinda Shave

Capacity
☐ Director
☒ Company secretary

Signature
B Shave

Date signed
31/10/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
Ordinary	281,673	Nil	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

30/10/07

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ No

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

File No. 82-34880

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	02-Nov-2007
Time	08:58:02
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

2007 AGM - Presentations and Chairmans Address

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

metabolic

2 November, 2007

Ms Kate Kidson
The Companies Section
ASX Limited
Level 45, South Tower,
525 Collins Street
MELBOURNE VIC 3000

Dear Ms. Kidson,

Re: 2007 Annual General Meeting

Pursuant to ASX Listing Rule 3.13.3, Please find attached the Chairman's address and the presentation to be given at the 2007 Annual General Meeting of Metabolic Pharmaceuticals Limited at 10.00am, Friday, 2 November 2007.

Yours faithfully,
Metabolic Pharmaceuticals Limited

BShave

Belinda Shave
Company Secretary

METABOLIC PHARMACEUTICALS LIMITED

CHAIRMAN'S ADDRESS

ANNUAL GENERAL MEETING
10.00 A.M., FRIDAY, 2 NOVEMBER, 2007

CHAIRMAN: I'd like to introduce myself, Rob Stewart, Chairman of the Board of Directors of Metabolic Pharmaceuticals Limited and welcome you all to the 9th Annual General Meeting of the members of Metabolic.

INTRODUCE:

The other Directors of the Company:
Dr. Roland Scollay, Executive Director - Chief Executive Officer
Mr. Don Clarke, Non-Executive Director

The Company Secretary:
Ms. Belinda Shave who is also Financial Controller

Prior to commencing the official proceedings of Metabolic's Annual General Meeting, Dr. Scollay and I will be making presentations to update you on the Company's activities, strategic direction and outlook. At the end of Dr Scollay's presentation I will invite you to ask any questions that you may have about the Company and these presentations. I will then move to the formal business of the meeting. As we move through each resolution, you will be given the opportunity to ask questions specifically relating to each resolution prior to voting. At the end of the formal business I will then provide a further opportunity for questions before closing the meeting and inviting you to join us for morning tea.

[Chairman's presentation]

I will now ask Dr. Scollay to address the meeting.

[CEO presentation]

We will now proceed to the items of business and resolutions for the Annual General Meeting. A quorum being present, I now declare the meeting open.

The items of business and resolutions I shall be referring to are set out in the Notice of Annual General Meeting dated 28 September 2007. For anyone who does not have a copy, we have additional copies available. I propose to take the Notice of Meeting as being read.

PROXIES: I note that I hold, as Chairman of this meeting, valid proxies in relation to each resolution as reported at the voting deadline, being 48 hours prior to this meeting, and a summary of the proxy voting for each resolution will be displayed on the screen behind me as we deal with each resolution. Please note that as Chairman I will be voting any open proxies in favour of the resolutions.

BUSINESS OF THE MEETING: The first item of business is to table the Annual Financial Report, Directors' Report and Auditor's Report for the year ended 30 June 2007, copies of which have been made available to shareholders.

As required by the Corporations Act, the Company's auditor, Joanne Lonergan of Ernst & Young, is also present at the meeting to answer any questions concerning the Annual Financial Report and Auditor's Report.

Shareholders should note that there is no requirement for this item of business to be put to a shareholder vote for approval.

If you wish to ask a question relating to the Annual Financial Report, would you please raise your hand. Are there any questions?

[Deal with questions, if any]

RESOLUTIONS: We can now move on to consideration of the resolutions set out in the Notice of AGM.

RESOLUTION 1: Resolution 1, in relation to the Company's 2007 Remuneration Report, is an advisory resolution only and does not bind the Company or its Directors.

The position with the proxies is as follows:

- 55.8% representing 49,751,408 shares were voted in favour of the resolution;
- 32.9% representing 29,325,632 shares were voted against the resolution;
- 1.8% representing 1,640,970 shares appointed the Chairman to vote on their behalf but have not directed the Chairman how to vote;
- 7.2% representing 6,458,445 shares appointed another person to vote on their behalf; and
- 2.2% representing 1,980,002 shares abstained from voting on the resolution.

[Read Resolution 1 to the meeting]

"*That the Remuneration Report as set out in the Company's Annual Report for the year ended 30 June 2007 be adopted.*"

Are there any questions in relation to this resolution?

I will now put the resolution to the meeting.

Those in favour?

Those against?

I declare the motion ......

RESOLUTION 2: Resolution 2 is an ordinary resolution requiring a majority vote. As this resolution relates to the election of me as Director, I will hand the chair to Mr Don Clarke, a Non-executive Director of the Company.

The position with the proxies is as follows:

- 86.2% representing 76,889,730 shares were voted in favour of the resolution;
- 1.2% representing 1,078,174 shares were voted against the resolution;
- 1.9% representing 1,693,593 shares appointed the Chairman to vote on their behalf but have not directed the Chairman how to vote;
- 7.2% representing 6,458,445 shares appointed another person to vote on their behalf; and
- 3.4% representing 3,036,515 shares abstained from voting on the resolution.

[Read Resolution 2 to the meeting]

"*That Mr Rob Stewart, having been appointed a Director of the Company by the Board on 4 April 2007, being eligible and having signified his candidature for the office, be elected as a Director of the Company.*"

Are there any questions in relation to this resolution?

I will now put the resolution to the meeting.

Those in favour?

Those against?

I declare the motion ......

Thank you. I will now pass back the chair to Mr Stewart.

RESOLUTION 3: Resolution 3 regarding the election of Mr Don Clarke as a Director, is an ordinary resolution requiring a majority vote.

The position with the proxies is as follows:

- 86.3% representing 76,972,322 shares were voted in favour of the resolution;

- 1.3% representing 1,178,798 shares were voted against the resolution;

- 2.4% representing 2,112,307 shares appointed the Chairman to vote on their behalf but have not directed the Chairman how to vote;

- 7.2% representing 6,458,445 shares appointed another person to vote on their behalf; and

- 2.7% representing 2,434,585 shares abstained from voting on the resolution.

[Read Resolution 3 to the meeting]

"*That Mr Don Clarke, having been appointed a Director of the Company by the Board on 12 April 2007, being eligible and having signified his candidature for the office, be elected as a Director of the Company.*"

Are there any questions in relation to this resolution?

I will now put the resolution to the meeting.

Those in favour?

Those against?

I declare the motion ......

RESOLUTION 4: Resolution 4 is an ordinary resolution requiring a majority vote.

The passing of this resolution will enable the Company, should the need arise, to issue up to 15% of the issued capital of the Company, without the time and expense involved in convening a separate General Meeting of Shareholders to obtain shareholder approval.

The position with the proxies is as follows:

- 78.1% representing 67,077,054 shares were voted in favour of the resolution;
- 4.7% representing 4,079,926 shares were voted against the resolution;
- 2.0% representing 1,695,193 shares appointed the Chairman to vote on their behalf but have not directed the Chairman how to vote;
- 7.5% representing 6,458,445 shares appointed another person to vote on their behalf; and
- 7.7% representing 6,590,826 shares abstained from voting on the resolution.

[Read Resolution 4 to the meeting]

"That approval be given in accordance with ASX Listing Rule 7.4 to ratify the issue on 7 December 2006 of 14,583,333 fully paid ordinary shares in the Company at $0.72 per share through a Private Placement to a number of domestic and offshore institutional, professional and sophisticated investors, identified by Metabolic and ABN AMRO Morgans."

Are there any questions in relation to this resolution?

I will now put the resolution to the meeting.

Those in favour?

Those against?

I declare the motion .....

CLOSURE: As mentioned earlier there is now the opportunity for any final questions before I close the meeting.

......

There being no further business, I now declare the meeting closed and thank you for your attendance. Please join us for refreshments at the back of the room. ■

metabolic

2007 Annual General Meeting

Melbourne, 2 November 2007





2007 has been a difficult year for Metabolic

Two lead projects discontinued due to limited efficacy

- *AOD9604* for obesity
  - Programme discontinued on 21 Feb 2007
  - In the Phase 2B trial, the drug effects across the whole population were too low to warrant further development
- *ACV1* for neuropathic pain
  - Programme discontinued on 14 August 2007
  - Additional research indicated that the dose required for humans would be too high and impractical to administer
  - No efficacy seen in the Phase 2A trial completed for patients with sciatic neuropathic pain

metabolic

Financial Summary

Summary of income & expenses	**2007**	**2006**
Income & revenues	$1,432,098	$1,289,719
Pain programme expense	($3,371,656)	($1,694,436)
Obesity programme expense	($4,457,504)	($5,383,622)
All other expenses (e.g. overheads other projects, employee costs etc)	($7,009,877)	($5,505,530)
Net loss before income tax	**($13,406,939)**	**($11,293,869)**
Balance sheet	**30 June 2007**	**30 June 2006**
Current assets	$20,977,903	$23,747,545
- Mostly cash at bank	$20,579,943	$23,304,295
Non-current assets	$ 1,039,348	$ 1,200,956
Current liabilities	$ 1,173,000	$ 2,148,893
Non-current liabilities	$ 56,219	$ 34,994
Total Equity	**$20,788,032**	**$22,764,614**

metabolic

Financial position and expenditure

- Staffing reduced by two-thirds
  - From 25 FTEs (January 2007) to 8 FTEs
  - 4 research staff and 4 corporate staff
  - Most research activities out-sourced
  - Reduced office space
- Currently around A$18 million in cash
  - Sufficient funds to support development of Metabolic's project pipeline in the medium-term
- Projected cash at 30 June 2008 is A$13.5-14.0 million
- Projected cash spend based on reduced staff numbers and present allocation of resources to current research projects, including the *Oral Peptide Delivery Platform*, is ~A$5 million on an annualised basis

FTE = Full-time Equivalent

metabolic

Board and staff changes

- There have been several Board changes during 2007
  - Mr Patrick Sutch and Ms Robyn Baker resigned in April 2007
  - Mr Rob Stewart and Mr Don Clarke were appointed in April 2007
  - Dr Evert Vos resigned in July 2007, and Dr Arthur Emmett and Dr Chris Belyea resigned in August 2007
- The Company intends to appoint additional Director(s) with scientific and commercial backgrounds
- Substantial staff reductions have been made to suit the current activities of the Company
- The Board thanks its former and current staff and Directors for their hard work and loyalty

metabolic

Despite two major setbacks, Metabolic has a diverse pipeline

ORAL PEPTIDE DELIVERY PLATFORM
A platform that has the potential to generate multiple oral peptide drugs

IN-LICENSING AND M&A
Metabolic is seeking new drug candidates to develop at the preclinical and / or clinical stage

Metabolic's project pipeline

Oral insulin

Nerve repair / protection – NRPs

Osteoporosis - AOD9604

OUT-LICENSING OPPORTUNITIES
Metabolic will seek to out-license its osteoporosis programme, and potentially other projects, such as those generated by the *Oral Peptide Delivery Platform*

metabolic

Strategic overview

The Company's strategic growth objectives are:

- To focus research activities on the *Oral Peptide Delivery Platform* and assess its potential as an internal source of new projects and/or a source of licensing opportunities
- To de-risk the pipeline by out-licensing projects, for example, the osteoporosis programme or projects generated from the *Oral Peptide Delivery Platform* (e.g. oral insulin)
- To build the pipeline by acquiring preclinical and / or clinical stage projects
- To consider joint ventures, collaborations and M&A activity as a means of corporate growth and pipeline expansion

metabolic


Dr Roland Scollay
Chief Executive Officer
metabolic


Biotechnology landscape
metabolic

Australian biotechnology industry

- Increasing number of listed biotechnology companies with mature pipelines
  - In 2007, 52 companies in pharmaceuticals
  - 47 with Phase 2 programmes
  - 13 with Phase 3 programmes
  - Nine drugs on the market
- Corporate activity on the rise - In 2007 (so far):
  - 22 mergers & acquisitions or de-mergers/divestments in pharmaceuticals
  - 17 mergers & acquisitions or de-mergers/divestments in devices
  - e.g. CSL/Zenyth (A$108m), Peptech/Evogenix (A$156m), Danaher/Vision Systems (A$520m)
- Numerous partnerships - in 2007 (so far):
  - 142 partnerships announced, up 7% on 2006

Source = Intersuisse, 2007

metabolic

Industry performance

Bioshares Portfolio (~20 companies)

Cumulative change, from May 2001	Up 198%
Average annual gain since May 2001	Up 26.8%
Change, May 2006 - May 2007	Up 17.3%
Change, May 2007 – 20 Sep 2007	Down 8.6%

Intersuisse Portfolio (~110 companies)

Change, July 2006 – June 2007	Up 34.5%
Comparison to:	
All Ordinaries Index	Up 25.4%
NASDAQ biotech index	Up 8.1%

Source = Bioshares and Intersuisse, 2007

metabolic

Risk profile for drug development



~ 60 drugs enter
Phase 2 trials
10
10 drugs will make
it to MARKET

Reasons for clinical trial failure *

- Efficacy (middle) 37%
- Economics (late) 33%
- Safety & tol (early) 20%
- Other reasons 10%

* = Tufts Centre for the Study of Drug Development - Outlook 2005 and DiMasi - Clin Pharm Ther 69;297 (2001) and Accenture 2007

metabolic

Oral Peptide Delivery Platform



metabolic

Metabolic's Oral Peptide Delivery Platform

Metabolic's lead project is a platform that may be used to create oral versions of peptide drugs that are currently only effective by injection

- Most peptide drugs are only effective when injected as they do not survive gastric or intestinal digestion and/or are poorly absorbed when swallowed
- Metabolic has used the *Oral Peptide Delivery Platform* to create **an oral version of insulin** as well as oral versions of several other peptide drugs
- These modified drugs were tested in rodent studies and demonstrated varying levels of oral availability – some of which could be clinically and commercially significant

Note: The oral availability of a drug refers to the magnitude of the effect at the target site in the body (pharmacodynamics) after the drug is swallowed, or that can be measured in the blood (pharmacokinetics) after oral administration, when compared to the injected drug

metabolic

What are peptide drugs?

- A peptide is a molecule made up of two or more amino acids
- Large peptides, with more than 40 or 50 amino acids, are usually called proteins - the amino acids are strung together like a string of beads and can be linear or tangled up into complex structures
- The digestive system is good at breaking proteins down for food, which is partly why a peptide drug is broken down before it can be absorbed into the circulation
- Therefore, most peptide drugs need to be injected to be effective



"Peptides and proteins have become the drugs of choice for the treatment of numerous diseases ... in general, they cause fewer side effects and have great potential to cure diseases, rather than merely treat their symptoms". Morishita & Peppas, Drug Discovery Today, vol 11, 905-910, 2006.

metabolic

Market value of peptide drugs

- The global market for protein and peptide drugs was estimated at around US$57 billion in 2005 and growing rapidly, with the leading drug classes being antibodies, erythropoietins and insulins
- Insulin alone had sales of US$9 billion in 2006 and the insulin market is expected to grow to US$13.6 billion by 2010, according to industry analysts
- The vast majority of these drugs, including insulin, are injected

metabolic

Benefits of delivering peptide drugs orally

The commercial potential of a broadly applicable oral delivery technology for peptide drugs is very large, for the following reasons:

- Oral drugs are more convenient and easier to use
- Patients are more likely to take the drugs as prescribed if they can be swallowed, which leads to improved medical outcomes and market growth
- Possible reduction in the cost of goods as no need for delivery devices, such as plastic-ware and devices required for injected drugs

metabolic

History of the Oral Peptide Delivery Platform

Research activity on the platform has been ongoing for four years, with increased focus since late 2006 when proof-of-concept in rodent studies was achieved

1998	Peptide drug *AOD9604* found to be inherently orally available
2003	Inception and initial testing of the platform concept
2004	First patent filed
Early 2006	Platform added to pipeline in presentations and public statements
Late 2006	Platform presented at 2006 AGM, good oral *ACV1* data announced, insulin testing begins
Dec 2006	Capital raised, in part to allow acceleration of the platform
Aug 2007	Data on oral versions of insulin released
Aug 2007	Metabolic Board commits A$2 million to the platform (until mid-2008)

metabolic

Platform has been independently assessed

Metabolic's *Oral Peptide Delivery Platform* has been assessed independently by a number of experts in life-sciences, most recently by biotechnology consultant, Professor Ashley Dunn.

> *"The data I have reviewed in detail is of good quality and the technology looks very promising, even though still at a relatively early stage. The Company's approach to validating the platform is sound."*

Professor Dunn advised that based on his technical review of the data on the platform, studies are being conducted appropriately and there is significant potential value in the technology.

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How the Oral Peptide Delivery Platform works

Platform originated from an understanding of Metabolic's peptide drug, *AOD9604*, which is inherently orally available

- Metabolic explored the hypothesis that the oral availability of *AOD9604* resulted from the presence of a particular lipophilic (fat soluble) sequence of amino acids.
- This understanding led to the modification of other peptide drugs such as insulin, by attaching this lipophilic amino acid sequence. It is believed that the transfer of that sequence increases the oral availability of other drugs.



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Metabolic has modified five peptide drugs using the platform

Four out of five peptide drugs modified by Metabolic and tested in rodent studies have shown some level of oral availability

- Insulin (51 amino acid peptide) – robust data
- *ACV1* (16 amino acid peptide) – this is a conotoxin peptide which until recently was being developed to treat neuropathic pain – robust data
- A second conotoxin peptide (13 amino acid peptide) – robust data
- Two other peptides have been modified and tested on rodents, one of which has given initial indications of some oral availability – preliminary studies only
- Additional peptide drugs will be investigated

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Oral Peptide Delivery Platform proof-of-concept

- Proof-of-concept for the *Oral Peptide Delivery Platform* was established in late 2006 using a modified oral version of *ACV1*, a peptide drug that Metabolic had been developing for neuropathic pain
- Clinical programme for *ACV1* closed, but the drug is effective in rat models of neuropathic pain and remains a good model for illustrating the application of the platform
- *ACV1* had to be administered by injection as it was only 2% percent orally available
- In rodent studies, the oral form of *ACV1*, named ***ACV6.8***, had oral availability in excess of 50% (based on efficacy readouts)
- This level of oral availability is medically and commercially significant



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Proof-of-concept in animal studies: Efficacy

- *ACV6.8* is the most effective *ACV1* analog
- The unmodified and oral forms of *ACV1* have similar dose responses


Dose Response of ACV1 (subcutaneous) and ACV6.8 (oral)
14
12
10
8
6
4
2
0
0
0.2
0.4
0.6
0.8
1
1.2
dose (mg/kg)
ACV1 SC
ACV6.8 oral

ACV6.8 is the most effective *ACV1* analog created by Metabolic and in all animal studies is at least as efficacious as the native conotoxin (*ACV1*), with apparently very high levels of oral availability considering the similar receptor activities of the two compounds and that *ACV1* is 71% of the molecular weight of *ACV6.8*. N=6

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Proof-of-concept in animal studies: Timing

- Time profile of *ACV1* versus *ACV6.8*
- The native and the best oral form of *ACV1* have very similar activity on pain at the same dose


ACV1 (subcutaneous) versus ACV6.8 (oral) effect
time profile
Paw withdrawal threshold (g)
14
12
10
8
6
4
2
0
0
0.5
1
1.5
Time (hours)
Vehicle
0.3 mg/kg ACV1 (sub-cu)
0.3 mg/kg ACV6.8 (oral)

This shows the time course of the response (recovery from pain) following s.c. injection of *ACV1*, compared to oral delivery of the best oral analog, *ACV6.8*, at 0.3 mg/kg. These data suggest that *ACV6.8* given orally has activity and time course equivalent to *ACV1* given by s.c. injection at the same dose. The molar dose of *ACV6.8* is 71% of the *ACV1* dose. n = 6-12

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Competitive advantages of the platform

Higher levels of oral availability than other technologies

Results reported by other companies developing similar technologies have not demonstrated oral availability at the high levels seen with ACV6.8.

Delivery approach

Metabolic's delivery approach is specific to the particular drug and does not involve generic changes to the gastric environment or absorption of the drug.

Safety

The platform originated from an understanding of *AOD9604*, a peptide drug with inherent oral availability. This peptide drug has been tested in almost 1,000 humans, for periods up to six months, with no safety or tolerability issues reported.

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Next steps for development of the platform

1. Confirm results in higher species of animals (all data thus far has been obtained from studies in rats or mice)
2. Continue to apply the technology to other peptide drugs
3. Gain further understanding of how these modified peptides are transported in the body (for example, by measuring blood levels)

The *Oral Peptide Delivery Platform* is currently at the preclinical research stage and therefore must be considered high risk. No drug candidates are expected to be ready for clinical trials for at least two years. However, clear proof-of-concept with some of these drugs could lead to licensing or partnering opportunities much sooner.

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Funding and business model for the platform

The *Oral Peptide Delivery Platform* is the key research project for Metabolic

- To the end of this financial year Metabolic will commit around A$2 million to determine whether this platform can be taken to the next stage of development

Various business models that may be used

- Metabolic will seek to develop and then out-license its own proprietary oral versions of drugs that are currently on the market
- License the technology to other companies with patented drugs
- Work collaboratively with other companies who own or are developing injectable peptide drugs

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Risk profile of Oral Peptide Delivery Platform

- Project is at the preclinical stage of testing and so has a high element of risk
- Translation of the rodent study results to higher species of animals and then humans remains to be shown
- Despite the risk levels, the Metabolic board has resolved to take this project to the next stage, because the potential for value if the project is successful is high, and the short term investment relatively low.

On the plus side...

- Once established as an oral delivery platform in humans, drugs developed using this technology may have lower risk profiles because the efficacy and safety profiles of existing injectable peptides are known.

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An oral form of insulin



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Global insulin sales are growing and there is significant demand for an oral version

- Worldwide sales of insulin in 2006 amounted to US$9 billion - projected to grow to US$13.6 billion by 2010
- Almost all of types of insulin are injected
- Insulin comes in various forms - fast and slow onset, long and short duration of action
- Strong demand for more convenient delivery methods (such as oral delivery)
- *Several companies are attempting to develop oral versions* of insulin (Emisphere candidate in Phase 2, and Biocon candidate in Phase 1)
- An inhaled form of insulin from Pfizer with bioavailability of 10-20% was on the market until recently (the drug was withdrawn due to the lack of patient acceptance for the delivery route). The industry believes that 10-20% bioavailability is clinically and commercially viable.

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Metabolic's oral version of insulin

- Invented by Metabolic using the *Oral Peptide Delivery Platform*
- Tested in rodents and demonstrated oral availability of up to 20%, which could be clinically and commercially significant (note: conventional insulin is <1% orally available)
- Further modifications may be able to improve
- Similar speed of delivery to injected insulin – similar to the fast acting type of injected insulin
- Changed formulation or delivery vehicle could result in different timing of delivery
- Patent applications in process

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Metabolic's oral version of insulin

An oral version of insulin has clear effects on blood sugar levels in mice


insulin-oral, analog#1, given subcutaneously (s.c.) or orally
Blood glucose change (mM)
0
1
2
3
4
5
6
0
10
20
30
40
50
Time
Vehicle SC (saline)
2.7µg/kg SC
13.7µg/kg SC
68.3µg/kg SC
Vehicle oral (saline)
68.3µg/kg oral

An insulin analog showing around 10-15% oral availability at a therapeutic dose, with very low variation between animals and rapid absorption with a similar time profile to (s.c.) injection. This is in the two hour fasted, anaesthetised, normal mouse, with initial blood glucose about 12 mM. The modified insulin was delivered s.c. or orally and the blood glucose levels measured over the following 40 minutes. N = 12- 28 for each group. In the same model, unmodified insulin showed 1% oral availability at the same dose. The graphs include pooled data from three separate experiments, which all showed similar results. 68.3µg/kg is 1 insulin unit per kg.

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Oral activity of a second insulin analog

An improved oral version of insulin has stronger effects on blood sugar levels in mice


insulin-oral, analog#2, given subcutaneously (s.c.) or orally
Blood Glucose Change (mM)
0
1
2
3
4
5
6
0
10
20
30
40
50
Time (min)
Vehicle oral (saline)
68.3µg/kg oral
Vehicle SC (saline)
68.3µg/kg SC

A different, more recent insulin analog, showing >20% oral availability, with reproducible results. This is in the two hour fasted, anaesthetised, normal mouse. Additional dose response studies are in progress. N=4 for the controls (dotted lines) and 8 for the treated (solid lines).

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Osteoporosis programme



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Osteoporosis programme

- *AOD9604* is peptide drug modelled on a fragment of human Growth Hormone (hGH)
    - *AOD9604* was previously being developed for obesity (now discontinued)
- The known biology of hGH indicates direct effects on bone quality
- Laboratory studies by Metabolic show direct stimulatory effects of *AOD9604* on osteoblasts (bone growth), but not osteoclasts (bone loss)
- Two rat studies (injected and oral) indicate *AOD9604* has effects in prevention of osteoporosis
- Two current animal studies in progress to determine:
    - Optimal dose for bone effects
    - Whether *AOD9604* is effective in **treatment** as well as **prevention**
- Data from 1,000 human subjects treated with *AOD9604* for up to six months in obesity trials suggest the drug will be safe and very well tolerated in patients with osteoporosis

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Next steps for the osteoporosis programme

Metabolic does not intend to develop *AOD9604* for osteoporosis independently and will seek a partner to develop this project.

Next steps:

- Analysis of data from rat study investigating *AOD9604* as a treatment for osteoporosis
- Analysis of data from rat study investigating dose of *AOD9604* for osteoporosis
- Completed data set, ready by mid-2008, to be used for partnering / licensing discussions

Neural Regeneration Peptides - NRPs



Collaboration with Neuren to develop NRPs

- In March 2005, Neuren and Metabolic agreed to jointly develop the *NRP* project with all intellectual property and commercial outcomes to be equally shared
- The purpose of the collaboration is to develop a group of molecules known collectively as the *NRPs*
- A possible lead drug candidate with the desired physical characteristics, *NNZ-4945*, has been identified from preclinical tests
- Results from animal studies indicate that *NRP* candidate *NNZ-4945* has potential to treat motor neuron disease and peripheral neuropathy

Potential to treat motor neuron disease

- Recent studies in a rodent model of motor neurone disease (MND – also known as ALS) using *NNZ-4945* have shown that the drug extended the life expectancy of mice with this disease by 37% from the time of disease onset
- Currently very few treatment options for this almost uniformly fatal neurodegenerative disease
- Additional animal studies are planned to further test the potential of *NRPs* for this indication and to select the best individual drug candidate

Efficacy of NNZ-4945 in animals with MND

Study Design

SOD1G93A mutant mice develop motor neurone disease at approximately day 90 of life. Each mouse was treated daily from the day of onset of disease symptoms with either vehicle control (n=8) or *NNZ-4945* (n=7). The mortality of the mice was recorded. *NNZ-4945* treated mice lived significantly longer than the control-treated counterparts, ($p < 0.05$)*.

	Day of Disease Onset (Treatment Start)	Day of Mortality	Survival from onset of symptoms
Vehicle Control	91.9	129.9	38 days
NNZ-4945 (0.04 mg/kg)	92.9	144.9 *	52 days (37% increase)

Potential to treat peripheral neuropathy

- Very low doses of *NNZ-4945* administered to rats significantly reduced the development of neuropathic impairment in an animal model of drug-induced nerve damage
- In other *in-vitro* tests, *NNZ-4945* has been shown to prevent neuronal cells from dying as a result of various stress conditions, also suggesting that the compound may be used prevent nerve damage

Next steps in development of NRPs

- Expand the protocols in the mouse models
- Learn more about the mechanism of action of the compound
- Investigate the safety and pharmacokinetics of a *NRP* lead compound as a prelude to clinical trials
- Batches of the lead compound are expected to be manufactured in quantities sufficient for preclinical testing in 2008

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Outlook



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Outlook – Metabolic's pipeline

Oral Peptide Delivery Platform – (stage: research)

- Compelling data from rodents suggest that a variety of peptide and protein drugs can be made orally available with this technology;

Oral insulin – (stage: research)

- Proof of concept in rodents; commercially significant results achieved

NRPs – (stage: research)

- Programme with Neuren with interesting animal proof-of-concept for the treatment of motor neurone disease and the prevention of nerve degeneration

Osteoporosis – (stage: waiting on additional data to be Phase 2 ready)

- Additional preclinical data being gathered to make a stronger partnering package

Additional projects – (stage: preclinical or clinical)

- Opportunities from in-licensing or M&A activity

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Risks and forward-looking statement



Inherent Risks of Investment in Biotechnology Companies

There are many inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialisation and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Metabolic are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in companies specialising in these, such as Metabolic, must be regarded as highly speculative. Metabolic strongly recommends that professional investment advice be sought prior to such investments.



Forward-looking statement

Certain statements in this presentation contain forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the Company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs that can be proven to be safe and effective for use as human therapeutics, and in the endeavor of building a business around such products and services. Metabolic undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this document. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Metabolic Pharmaceuticals Limited current Annual Report, copies of which are available from the Company or at www.metabolic.com.au.

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2007 AGM - RESOLUTIONS



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Resolution 1 – Remuneration Report

Resolution	Direction	Votes
To consider and, if thought fit, to pass the following Non-binding (advisory) Resolution regarding the Remuneration Report: **That the Remuneration Report as set out in the Company's Annual Report for the year ended 30 June 2007 be adopted.**	**For**	49,751,408
	Against	29,325,632
	Open Chairman (Shareholders who have appointed the Chairman to vote on their behalf)	1,640,970
	Open Other (Shareholders who have appointed another person to vote on their behalf)	6,458,445
	Abstain	1,980,002

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Resolution 2 – Election of Mr Rob Stewart

Resolution	Direction	Votes
To consider and, if thought fit, to pass Resolution 2 as an Ordinary Resolution as follows: **That Mr Rob Stewart, having been appointed a Director of the Company by the Board on 4 April 2007, being eligible and having signified his candidature for the office, be elected as a Director of the Company.**	**For**	76,889,730
	Against	1,078,174
	Open Chairman (Shareholders who have appointed the Chairman to vote on their behalf)	1,693,593
	Open Other (Shareholders who have appointed another person to vote on their behalf)	6,458,445
	Abstain	3,036,515

49

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Resolution 3 – Election of Mr Don Clarke

Resolution	Direction	Votes
To consider and, if thought fit, to pass Resolution 3 as an Ordinary Resolution as follows: **That Mr Don Clarke, having been appointed a Director of the Company by the Board on 12 April 2007, being eligible and having signified his candidature for the office, be elected as a Director of the Company.**	**For**	76,972,322
	Against	1,178,798
	Open Chairman (Shareholders who have appointed the Chairman to vote on their behalf)	2,112,307
	Open Other (Shareholders who have appointed another person to vote on their behalf)	6,458,445
	Abstain	2,434,585

50

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Resolution 4 – Ratification of Share Issue

Resolution	Direction	Votes
To consider and, if thought fit, to pass Resolution 4 as an Ordinary Resolution as follows: **That approval be given in accordance with *ASX Listing Rule 7.4* to ratify the issue on 7 December 2006 of 14.6 million fully paid ordinary shares in the Company at $0.72 per share through a Private Placement to a number of domestic and offshore institutional, professional and sophisticated investors, identified by Metabolic and ABN AMRO Morgans.**	**For**	67,077,054
	Against	4,079,926
	Open Chairman (Shareholders who have appointed the Chairman to vote on their behalf)	1,695,193
	Open Other (Shareholders who have appointed another person to vote on their behalf)	6,458,445
	Abstain	6,590,826

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ASX

AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	02-Nov-2007
Time	13:14:50
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results of Meeting

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

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2 November, 2007

Ms Kate Kidson
The Companies Section
ASX Limited
Level 45, South Tower,
525 Collins Street
MELBOURNE VIC 3000

Dear Ms. Kidson,

Re: 2007 Annual General Meeting - Results

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, Metabolic Pharmaceuticals Limited advises that the resolutions as set out in the Notice of Annual General Meeting lodged with the ASX on 28 September 2007 were today put to its Annual General Meeting and carried on a show of hands.

Validly appointed proxies were received as follows:

	No. of Shares Represented	% of Total Issued Shares Represented
Resolution 1: *To Adopt the Remuneration Report for the year ended 30 June 2007*	89,156,457	29.6%
Resolution 2: *Election of Mr Rob Stewart as a Director*	89,156,457	29.6%
Resolution 3: *Election of Mr Don Clarke as a Director*	89,156,457	29.6%
Resolution 4: *Ratification of Prior Issue of Shares*	85,901,444	28.5%

The proxies were exercised as follows for each respective resolution:

	In Favour	Against	Proxy's Discretion	Abstain
Ordinary Resolution 1: *To Adopt the Remuneration Report for year ended 30 June 2007*				
Percentage of Proxies	55.8%	32.9%	9.1%	2.2%
No. of shares represented by Proxies	49,751,408	29,325,632	8,099,415	1,980,002
Ordinary Resolution 2: *Election of Mr Rob Stewart as a Director*				
Percentage of Proxies	86.2%	1.2%	9.2%	3.4%
No. of shares represented by Proxies	76,889,730	1,078,174	8,152,038	3,036,515
Ordinary Resolution 3: *Election of Mr Don Clarke as a Director*				
Percentage of Proxies	86.4%	1.3%	9.6%	2.7%
No. of shares represented by Proxies	76,972,322	1,178,798	8,570,752	2,434,585
Ordinary Resolution 4: *Ratification of Prior Issue of Shares*				
Percentage of Proxies	78.1%	4.7%	9.5%	7.7%
No. of shares represented by Proxies	67,077,054	4,079,926	8,153,638	6,590,826

Yours faithfully,
Metabolic Pharmaceuticals Limited

BShave

Belinda Shave
Company Secretary

END

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au